FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of September 30, 2010 and 2009 and for the three-month and nine-month periods then ended

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Report on review of interim consolidated financial statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of September 30, 2010, and the related consolidated statements of income and the cash flows for the three-month and nine-month periods ended September 30, 2010 and 2009, and the consolidated changes in shareholders´ equity for the nine-month periods then ended, and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. The financial statements of Minera Yanacocha S.R.L. as of September 30, 2010 and 2009, and for the nine-month periods then ended were reviewed by other independent auditors, whose reports on review have been furnished to us. The Company’s investment in Minera Yanacocha S.R.L. amounted to US$943.2 million as of  September 30, 2010 (US$746.1 million as of December 31, 2009) in the Company’s consolidated financial statements; in addition, the share in this entity’s net income amounted to US$196.5 million for the nine-month period then ended (US$217.9 million for the nine-month period ended September 30, 2009) and to US$62.6 million for the three-month period then ended (US$88.7 million for the three-month period ended September 30, 2009). A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Report on review of interim consolidated financial statements (continued)

Based on our review and on the report of limited review from the other Minera Yanacocha S.R.L. independent auditors nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,
October 27, 2010

Countersigned by:

Marco Antonio Zaldivar
C.P.C.C. Register No.12477

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheet
As of September 30, 2010 (unaudited) and December 31, 2009 (audited)

	Note	2010	2009
		US$(000)	US$(000)

Assets
Current assets
Cash, and cash equivalents	4	524,132	714,454

Trade accounts receivable, net		98,070	122,950

Other accounts receivable, net		19,982	14,346

Accounts receivable from affiliates	11(a)	18,086	21,866

Embedded derivatives for concentrates sales		9,072	4,838

Inventory, net		76,784	43,776

Current portion of prepaid taxes and expenses		28,396	14,368
Total current assets		774,522	936,598

Other accounts receivable from affiliates	11(a)	6,864	-

Other accounts receivable		1,508	1,457

Long-term inventory		13,482	1,211

Current portion of prepaid taxes and expenses		11,178	10,787

Investment in shares	5(a)	1,376,286	1,126,167

Mining concessions and property, plant and equipment, net		484,196	351,784

Development costs, net		80,487	91,633

Deferred income tax and workers´ profit sharing asset	8(a)	256,949	261,877

Other assets		4,815	5,045

Total assets		3,010,287	2,786,559

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		81,197	58,233
Income tax payable		13,091	20,528
Current portion of other current liabilities		82,426	87,125
Embedded derivatives for concentrates sales		-	292
Derivative financial instruments liability	12	4,831	1,468
Financial obligations	6(a)	1,521	79,452
Total current liabilities		183,066	247,098

Other long – term liabilities		121,307	102,053
Other accounts payable to affiliates	11(a)	1,370	-
Financial obligations	6(a)	40,974	150,555
Derivative financial instruments liability	12	1,590	5,375
Deferred income tax and workers’ profit sharing liability	8(a)	21,185	18,158
Total liabilities		369,492	523,239
Shareholders’ equity, net	7
Capital stock, net of treasury shares for US$62,622,000 in 2010 and 2009		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2010 and 2009		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		112,390	112,363
Other reserves		269	269
Retained earnings		1,374,895	1,011,077
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized, gain (loss)		(2,214)	(3,916)
		2,429,802	2,064,255
Minority interest		210,993	199,065
Total shareholders’ equity, net		2,640,795	2,263,320
Total liabilities and shareholders’ equity, net		3,010,287	2,786,559

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income (unaudited)
For the three and nine-month periods ended September 30, 2010 and 2009

	Note	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
		2010	2009	2010	2009
		US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	9	265,912	214,647	665,549	575,859
Royalty income	11(b)	13,985	16,215	41,469	44,641
Total income		279,897	230,862	707,018	620,500
Operating costs
Cost of sales, without considering depreciation and amortization		84,564	75,724	233,248	198,450
Exploration in units in operation		25,801	19,371	66,249	48,156
Depreciation and amortization		20,373	18,227	53,884	53,706
Total operating costs		130,738	113,322	353,381	300,312
Gross income		149,159	117,540	353,637	320,188
Operating expenses
General and administrative	10	27,885	34,161	66,838	69,923
Royalties		14,434	11,068	35,208	25,833
Exploration in non-operating areas		7,770	7,052	25,924	24,268
Sales		2,545	2,414	6,822	6,899
Total operating expenses		52,634	54,695	134,792	126,923
Operating income		96,525	62,845	218,845	193,265
Other income (expenses), net
Share in associated companies, net	5(b)	118,100	125,511	316,202	303,751
Interest income		1,886	2,532	6,356	5,117
Interest expense		(2,022)	(3,773)	(6,217)	(13,005)
Gain (loss) from currency exchange difference, net		334	1,456	(360)	2,650
Other, net		(498)	1,062	2,969	2,597
Total other income, net		117,800	126,788	318,950	301,110
Income before workers´ profit sharing, income tax and minority interest		214,325	189,633	537,795	494,375
Provision for workers´ profit sharing	8(b)	(5,133)	(4,387)	(12,131)	(13,010)
Provision for income tax	8(b)	(22,899)	(20,535)	(56,373)	(59,641)
Net income		186,293	164,711	469,291	421,724
Net income attributable to minority interest		(12,208)	(16,234)	(29,141)	(38,570)
Net income attributable to Buenaventura		174,085	148,477	440,150	383,154
Basic and diluted earnings per share attributable to Buenaventura stated in U.S. dollars		0.68	0.59	1.73	1.51
Weighted average number of shares outstanding (common and investment), in units		254,442,328	254,442,328	254,442,328	254,442,328

The accompanying notes are an integral part of the consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
For the nine-month periods ended September 30, 2010 and 2009

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized, gain (loss)	Total	Minority interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2009	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,280	1,531,601	197,391	1,728,992
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(5,089)	-	-	(5,089)	(23,546)	(28,635)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	(16,300)	(16,300)	(24,690)	(40,990)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	528	528	-	528
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Net income	-	-	-	-	-	-	383,154	-	-	383,154	38,570	421,724
Balance as of September 30, 2009	253,759,664	750,540	2,019	225,978	53,007	269	895,648	(34,075)	508	1,893,894	159,160	2,053,054

Balance as of January 1, 2010	253,759,664	750,540	2,019	225,978	112,363	269	1,011,077	(34,075)	(3,916)	2,064,255	199,065	2,263,320
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(76,332)	-	-	(76,332)	(35,665)	(111,997)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	1,454	1,454	(1,182)	272
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	248	248	-	248
Expired dividends	-	-	-	-	27	-	-	-	-	27	-	27
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	-	19,634	19,634
Net income	-	-	-	-	-	-	440,150	-	-	440,150	29,141	469,291

Balance as of September 30, 2010	253,759,664	750,540	2,019	225,978	112,390	269	1,374,895	(34,075)	(2,214)	2,429,802	210,993	2,640,795

The accompanying notes are an integral part of the consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows (unaudited)
For the three and nine-month periods ended September 30, 2010 and 2009

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	215,850	205,905	687,696	547,285
Dividends received	77,033	4,642	77,033	105,037
Royalties received	13,272	13,707	45,234	36,487
Tax recovered	1,816	18,572	4,433	30,477
Interest received	1,629	2,523	3,694	5,635
Payments to suppliers and third parties	(138,522)	(92,571)	(376,754)	(268,753)
Payments to employees	(20,235)	(22,747)	(76,117)	(77,528)
Payments of royalties	(14,265)	(9,393)	(43,548)	(26,880)
Payments of income tax	(8,589)	(10,943)	(37,007)	(23,670)
Payments of interest	(443)	(2,379)	(3,284)	(9,076)
Net cash and cash equivalents provided by operating activities	127,546	107,316	281,380	319,014
Investment activities
Proceeds from sale of plant and equipment	32	-	686	-
Additions to mining concessions and property, plant and equipment	(60,293)	(8,693)	(170,105)	(37,252)
Decrease (increase) in time deposits	42,657	(17,552)	(11,047)	2,364
Payments for purchase of investment shares	(3,438)	-	(10,703)	(37,812)
Disbursements for development activities	5,043	(28,247)	(5,348)	(43,931)
Net cash and cash equivalents used in investment activities	(15,999)	(54,492)	(196,517)	(116,631)
Financing activities
Increase from long-term debt	15,044	-	38,099	-
Payments of long-term debt	(507)	(24,510)	(225,611)	(73,603)
Dividends paid	-	-	(82,690)	(5,513)
Dividends paid to minority shareholders	(3,438)	(3,654)	(16,030)	(23,546)
Net cash and cash equivalents provided by (used in) financing activities	11,099	(28,164)	(286,232)	(102,662)
Net increase (decrease) in cash and cash equivalents for the period	122,646	24,660	(201,369)	99,721
Cash and cash equivalents at beginning of period, note 4	390,439	607,088	714,454	532,027
Cash and cash equivalents at the period-end, note 4	513,085	631,748	513,085	631,748

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Consolidated Statement of Cash Flows (unaudited) (continued)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income attributable to Buenaventura	174,085	148,477	440,150	383,154
Add (less)
Depreciation and amortization	20,373	18,227	53,884	53,706
Provision for long-term officers´ compensation	15,893	20,805	32,991	29,286
Net income attributable to minority interest	12,208	16,234	29,141	38,570
Deferred income tax and workers‘ profit sharing benefit	1,777	242	7,888	14,353
Variation on fair value of embedded derivatives of concentrate sales	(454)	3,991	4,526	(4,331)
Net cost of plant and equipment retired and sold	2,038	300	2,432	523
Accretion expense of the mining units closure provision	1,580	1,636	858	4,488
Loss (gain) from currency exchange difference, net	(334)	(1,456)	360	(2,650)

Allowance for doubtful trade accounts receivable	-	3,545	-	12,611
Share in affiliates, net of dividends received in cash	(41,067)	(120,869)	(239,169)	(198,714)
Provision (reversal) for slow moving and obsolescence supplies	152	172	(318)	(443)
Other	236	624	198	1,156
Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable, net	(40,556)	(11,605)	24,880	(17,754)
Other accounts receivable from affiliates	(5,726)	(527)	(3,084)	(7,604)
Embedded derivatives for concentrates sales	(4,234)	-	(4,234)	-
Inventory	(26,180)	14	(45,279)	(881)
Prepaid taxes and expenses	974	13,106	(14,419)	22,349
Other accounts receivable	(11,808)	(8,136)	(9,983)	(28,718)
Increase (decrease) in operating liabilities-
Trade accounts payable	1,743	5,787	22,964	10,537
Income tax payable	5,876	11,236	(7,437)	11,202
Other liabilities	20,970	5,513	(14,969)	(1,826)

Net cash and cash equivalents provided by operating activities	127,546	107,316	281,380	319,014

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of September 30, 2010 and 2009

1.	Identification and business activity

(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila - Paula mining units.  The Company also holds interests in a number of other mining companies.  The Company also owns an electric power distribution company, an electric power generation company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of September 30, 2010 were approved by Management on October 15, 2010 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in October 28, 2010. The consolidated financial statements as of December 31, 2009 were approved by the Shareholders’ Meeting held on March 26, 2010.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	September 30, 2010		December 31, 2009
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (e)	4.25	39.23	4.25	39.17
Inversiones Colquijirca S.A. (**)	81.42	-	81.30	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (g)	53.06	-	53.06	-

Electric power activity
Consorcio Energético de Huancavelica S.A. (f)	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	100.00	-	100.00	-

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	As of September 30, 2010 and December 31, 2009, Buenaventura´s participation in El Brocal common shares with voting rights was 46.08 and 46.02 percent, respectively.

(**)
Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal, through which Buenaventura held an indirect participation of 39.23 and 39.17 percent in El Brocal as of September 30, 2010 and December 31, 2009, respectively.

(e)	Project for the expansion of El Brocal operations –
On August 15, 2008, the El Brocal Board of Directors approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  This project will allow processing ore with a lower lead–zinc grade from the La Llave zone and copper from Marcapunta Norte previously classified, divided in three stages:

(i)	First stage: Optimization of the current plant of 5,000 TMS/day to 7,000 TMS/day.
(ii)	Second stage: New concentrate plant 2,490 TMS/day.
(iii)	Third stage: Expansion of the new plant from 2,490 TMS/day to 11,000 TMS/day.
As of September 30, 2010, the first stage and start –up of the Optimization of the current plant had concluded.  El Brocal expects to begin operations in the second stage of the project, on the fourth quarter of 2010.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

As of September 30, 2010 and December 31, 2009, El Brocal had executed the following works related to the project to expand operations the cost of which, based on the project economic feasibility study carried out by Management, have been capitalized:

	2010	2009
	US$(000)	US$(000)

Mine development costs:
Expansion of Tajo Norte – Marcapunta Norte	16,203	15,801

Mining concessions and property, plant and equipment, net:
Expansion of refining plant capacity to 18,000 MTD	82,634	47,605
Expansion of power grid	6,949	1,510
Optimization of crushing plant and conveyor belt	4,028	2,741
Construction of Huachuacaja tailings area	2,657	1,389
Feasibility study	2,412	2,082
Other minor activities	3,100	2,030
	101,780	57,357

Total	117,983	73,158
Transfer to property, plant and equipment	(12,338)	-
	105,645	73,158

(f)	Construction of hydroelectric power station –
In November 2009 the Consorcio Energetico de Huancavelica S.A. Board of Directors approved construction of the 90.6-MW capacity Huanza hydroelectric power station, located in the Santa Eulalia river valley.  This investment of US$147,000,000, have been executing since March 2010; its construction is expected to take thirty-three months. This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources. As of September 30, 2010, the investment in this project amounted to US$47,485,000.

(g)	La Zanja´s start-up –
Minera La Zanja S.R.L. (hereafter “La Zanja”), is located in the province of Santa Cruz, district of Pulan in the Cajamarca region and has reserves of 796,000 ounces of gold.

La Zanja began operations in the third quarter of 2010.  As of September 30, 2010 the production amounted to 10,427 ounces of gold.
On June 24, 2010, the shareholders of La Zanja, approved the capitalization of contributions amounted US$95,779,000.

2.	Interim unaudited consolidated financial statements

Basis of presentation -
The interim unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2010 and 2009 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2009.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
The Company had made a reclassification as of December 31, 2009 by US$1,211,000 in order to disclose it in “Long-term inventory” instead of “Inventory” In the consolidated balance sheet, because El Brocal will process this copper ore as part of its concentrator plant treatment program in several years.

3.	Seasonality of operations

The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

4.	Cash and cash equivalents

(a)	The table below presents the components of this caption:

	As of September 30, 2010	As of December 31, 2009
	US$(000)	US$(000)

Cash	639	555
Bank accounts	54,765	50,274
Time deposits (b)	457,681	663,625
Cash balances included in the consolidated statement of cash flows	513,085	714,454
Time deposits with original maturity greater than 90 days (c)	11,047	-

	524,132	714,454

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the components of time deposits as of September 30, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 90 days	From 0.19 to 3.72	449,000
Nuevos Soles	From 16 to 89 days	From 2.00 to 3.05	8,681

			457,681

The table below presents the components of time deposits as of December 31, 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 5 to 90 days	From 0.30 to 1.00	651,000
Nuevos Soles	From 25 to 75 days	From 1.05 to 1.35	12,625

			663,625

(c)	As of September 30, 2010, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 91 to 128 days	From 2.10 to 3.40	11,047

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Investments in shares

(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of September 30, 2010	As of December 31, 2009	As of September 30, 2010	As of December 31, 2009
	%	%	US$(000)	US$(000)

Investments held under the equity method -
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	943,154	746,128
Payment in excess of the share in fair value of assets and liabilities, net			15,124	16,248
			958,278	762,376
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.26	19.26	332,316	278,489
Payment in excess of the share in fair value of assets and liabilities, net			83,448	84,694
			415,764	363,183

Canteras del Hallazgo S.A.C.	49.00	49.00	1,651	3

Available-for-sale investments -
Other			593	605

			1,376,286	1,126,167

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in affiliates:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	62,370	88,163	195,639	216,458
Sociedad Minera Cerro Verde S.A.A.	58,145	37,348	129,615	87,293
Canteras del Hallazgo S.A.C.	(2,415)	-	(9,052)	-
	118,100	125,511	316,202	303,751

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three and nine-month periods ended September 30, 2010 and 2009.

(d)	The table below presents the principal amounts in the Yanacocha and Cerro Verde financial statements, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of September 30, 2010	As of December 31, 2009	As of September 30, 2010	As of December 31, 2009
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,847,632	2,466,500	2,323,534	1,913,164
Total liabilities	685,469	755,398	597,961	467,070
Shareholders’ equity	2,162,163	1,711,102	1,725,573	1,446,094

	Yanacocha		Cerro Verde
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	1,321,257	1,451,288	1,585,667	1,198,070
Operating income	658,862	730,335	1,072,403	730,899
Net income	450,460	498,548	679,478	463,907

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Financials obligations

(a)	The table below presents the detail of long-term debt as of September 30, 2010 and December 31, 2009:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2010	2009
	US$(000)					US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú - Leasing	119,000	10 years	Joint surety	Three-month LIBOR plus 4.00% (4.29% as of September 30, 2010)	Quarterly maturities during 7 years from capitalization	38,964	865

Compañía de Minas Buenaventura S.A.A.
Banco de Crédito del Perú - Working capital loan	75,000	4 years	Secured interest of US$13,748,000 on machinery and equipment	Three-month LIBOR plus 0.85% (1.102% as of March 31, 2010)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	-	18,750

Banco de Crédito del Perú – Syndicated Loan Agreement (b)	450,000	5 years	None	2.56% as of December 31, 2009	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepaids may be made in each quarterly due date	-	205,333

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental - Working capital loan	9,000	4 years	None	Three-month LIBOR plus 1.25% (1.54% as of September 30, 2010)	Quarterly maturities of US$500,000 from March 2009 to June 2012	3,500	5,000
Other						31	59
						42,495	230,007

Non-current portion						(40,974)	(150,555)

Current portion						1,521	79,452

(b)	On March 1, 2010 the Company, as allowed by the terms of the syndicated loan agreement, paid the whole of the financial obligation as of that date.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net

(a)	Dividends declared and paid –

The detail of dividends declared and paid for the nine-month periods ended September 30, 2010 and 2009 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

2010 Dividends
Mandatory annual shareholders’ meeting	March 26, 2010	82,690,000	0.30
Less – Dividends granted to subsidiary		(6,358,000)

		76,332,000

2009 Dividends
Mandatory annual shareholders’ meeting	March 27, 2009	5,513,000	0.02
Less – Dividends granted to subsidiary		(424,000)

		5,089,000

(b)	As of September 30, 2010 and 2009, the dividends due to minority shareholders broke down as follows:

	2010	2009
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	19,337	11,524
S.M.R.L. Chaupiloma Dos de Cajamarca	12,640	9,831
Inversiones Colquijirca S.A.	3,688	2,191

	35,665	23,546

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Assets and liabilities for deferred income tax and workers´ profit sharing

(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of September 30, 2010	As of December 31, 2009
	US$(000)	US$(000)

Deferred asset
Tax–loss carryforward	171,685	191,672
Stock appreciation rights provision	21,295	14,612
Difference in depreciation and amortization rates	21,121	16,581
Provision for closure of mining units, net	16,121	17,538
Effect of translation into U.S. dollars	8,418	5,920
Impairment of property, plant, machinery and equipment, and development costs	5,776	5,776
Environmental liability for Santa Barbara mining unit	1,773	1,773
Other	10,889	9,136
	257,078	263,008

Less – allowance for uncertainty as to the deferred asset’s recoverability	(2,415)	(3,566)
	254,663	259,442
Deferred asset included in retained earnings
Derivative financial instruments	2,286	2,435

Deferred asset, net	256,949	261,877

Deferred liability included in results
Differences in amortization rates for development costs	(19,559)	(15,905)
Embedded derivative from sale of concentrates	(494)	(1,722)
Other	(1,132)	(531)

Deferred liability	(21,185)	(18,158)

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)
The current and deferred portions of the expense for income tax and workers’ sharing benefit included in the consolidated statements of income for the three and nine-month periods ended September 30, 2010 and 2009 are made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Workers’ profit sharing
Current	(4,709)	(4,354)	(10,334)	(9,785)
Deferred	(424)	(33)	(1,797)	(3,225)
	(5,133)	(4,387)	(12,131)	(13,010)
Income tax
Current	(21,546)	(20,326)	(50,282)	(48,513)
Deferred	(1,353)	(209)	(6,091)	(11,128)
	(22,899)	(20,535)	(56,373)	(59,641)

9.	Net sales

The table below presents the net sales for the three and nine-month periods ended September 30, 2010 and 2009:

	For the three-month periods ended September 30,		Increase	For the nine-month periods ended September 30,		Increase
	2010	2009	(decrease)	(decrease)	2009	(decrease)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Net sales by product
Gold	139,908	101,279	38,629	377,846	288,478	89,368
Silver	79,656	60,826	18,830	177,823	164,451	13,372
Lead	17,166	15,506	1,660	39,310	35,450	3,860
Zinc	27,192	30,543	(3,351)	73,593	72,441	1,152
Copper	12,805	11,858	947	47,703	27,126	20,577
	276,727	220,012	56,715	716,275	587,946	128,329

Penalties	(28,387)	(24,811)	(3,576)	(74,097)	(66,700)	(7,397)
Final liquidations for previous year	(1,936)	-	(1,936)	(4,922)	3,224	(8,146)
	246,404	195,201	51,203	637,256	524,470	112,786
Embedded derivative from sale of concentrates	14,865	8,301	6,564	9,363	17,197	(7,834)
Hedging operations	543	8,003	(7,460)	4,748	24,557	(19,809)
	261,812	211,505	50,307	651,367	566,224	85,143
Net sales by services, electric power and other	4,100	3,142	958	14,182	9,635	4,547
	265,912	214,647	51,265	665,549	575,859	89,690

The principal variations during the nine-month period ended September 30, 2010 compared with the same period of 2009, are explained below:

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(i)
Increase of US$89,368,000 in gold sales resulting from the effect of a higher gold price (27.23 percent increase) and the higher volume sold (4.09 percent increase).  The increased volume sold is due to more ounces produced in the Orcopampa mining unit.  See note 13.

(ii)
Increase of US$13,372,000 in silver sales resulting from the effect of a higher silver price (28.54 percent increase), net of a lower volume sold (15.91 percent decrease).  The decrease in volume sold is due mostly to fewer ounces produced in the Uchucchacua mining unit during the nine-month period ended September 30, 2010 as a result of the lower quantity and average head grade treated. See note 13.

(iii)
Increase of US$3,860,000 in lead sales as a result of the effect of a higher lead price (24.39 percent increase), net of a lower volume sold (11.92 percent decrease).  The decrease in volume sold is due mostly to fewer ounces produced in the Uchucchacua and Colquijirca mining units during the nine-month period ended September 30, 2010 as a result of the lower quantity and average head grade treated.  See note 13.

(iv)
Increase of US$1,152,000 in zinc sales for as a result of the effect of a higher zinc price (35.24 percent increase), net of a lower volume sold (27.74 percent decrease).  The decrease in volume sold is due mostly to the lower quantity and average head grade treated during the nine-month period ended September 30, 2010 in the Colquijirca mining unit.  See note 13.

(v)
Increase of US$20,577,000 in copper sales for as a result of the effect of a higher copper price (42.02 percent increase) and a higher volume sold (7.51 percent increase).The increase in volume sold is due mostly to the higher copper production in Colquijirca mining unit.  See note 13.

(vi)	Decrease in sales of US$7,834,000, for the effect of embedded derivative as a result of changes in the average price in closing commercial liquidations carried out.

(vii)	Decrease of US$19,809,000 in income due to metal-price hedging transactions resulting for the lesser difference between the prices fixed for hedging and the market prices.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Overhead expense

This “Overhead expense” caption decreased by 18.37 percent from an expense of US$34,161,000 for the third quarter ended September 30, 2009 to an expense of US$27,885,000 for the same period of 2010.  This variation is due mainly for the net effect of: i) a decrease of US$20,805,000 in the provision for long term officers´ compensation for the third quarter ended September 30, 2009 compared with US$15,893,000 in the same period in 2010 and ii) a decrease in the provision for doubtful trade accounts receivable of US$3,545,000 which had been recorded only in the third quarter of 2009.

11.	Related-party transactions

(a)	As a result of the transactions indicated in paragraph (b), the Company had the following accounts receivable from affiliates:

	As of September, 30 2010	As of December 31, 2009
	US$(000)	US$(000)

Accounts receivable
Minera Yanacocha S.R.L.	18,029	21,794
Compañía Minera Coimolache S.A.	6,864	-
Other	57	72
	24,950	21,866
Less - noncurrent portion	(6,864)	-

	18,086	21,866
Accounts payable
Compañia Minera Coimolache S.A.	1,370	-
	1,370	-

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  During the three and nine-month periods ended September 30, 2010, these royalties amounted to US$13,985,000 and US$41,469,000, respectively (US$16,215,000 and US$44,641,000 during the three and nine-month periods ended September 30, 2009, respectively) and are presented in the “Royalty income” caption in the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The income related to these services during the three and nine-month period ended September 30, 2010 amounted to US$357,000 and US$1,220,000, respectively (US$66,000 and US$100,000 during the three and nine-month periods ended September 30, 2009).  These amounts are presented in the “Net sales” caption in the consolidated statement of income.

Consorcio Energetico de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set.  The income related to this service during the three and nine-month periods ended September 30, 2010 and 2009 amounted to US$1,197,000 and US$3,591,000 respectively, and is presented in the “Net sales” caption in the consolidated statement of income.

Terms and transaction with related parties
Transactions with related parties are made at normal market prices.  Outstanding balances at year-end are unsecured, interest free and settled in cash.  There have been no guarantees provided or received for any related-party receivables.  As of September 30, 2010, the Company has not recorded any impairment as to receivables involving amounts owed by related parties; it is no necessary, according to the assessment undertaken by Management of the financial position of the related parties and the markets in which the related parties operate.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Hedging derivative financial instruments

The cash-hedging operations held by El Brocal as of September 30, 2010 were:

Metal	Monthly average volume FMT	Total volume FMT	Fixed average price per FMT	Period	Fair value asset (liability)
			US$		US$(000)
Zero cost collar – option contracts
Copper	125	250	5,500 – 7,063	November 2010 - December 2010	(276)
Copper	150	1,800	5,500 – 7,063	January 2011 - December 2011	(2,365)
Copper	125	250	6,000 – 7,050	November 2010 - December 2010	(275)
Copper	150	1,800	6,000 – 7,050	January 2011 - December 2011	(2,227)
Copper	125	250	5,500 – 8,020	November 2010 - December 2010	(129)
Copper	150	1,800	5,500 – 8,020	January 2011 - December 2011	(1,473)
Fair value of zero cost options					(6,745)
Asian swap contracts
Zinc	425	850	2,481	November 2010 - December 2010	237
Lead	625	1,250	2,568	November 2010 - December 2010	351
Lead	300	1,800	2,145	January 2011 – June 2011	(264)
Fair value of asian swaps contracts					324
Total fair value of hedging instruments					(6,421)

Less – noncurrent portion					(1,590)
Current portion					(4,831)

On October 5, 2010, El Brocal signed lead purchase contracts, to settle the hedging contracts of lead selling for 1,250 FMT in 2010 and 1,800 FMT in 2011, outstanding as of September 30, 2010. On the same date, El Brocal signed zero cost options copper contracts for 400 FMT for the year 2010, with a minimum price of US$7,500 and a maximum of US$8,765 per FMT, and 6,000 FMT for the year 2012 with a minimum price of US$7,500 and a maximum of US$8,425 per FMT. The critical terms of hedging contracts have been negotiated with mining brokers so that they match with the negotiated business contracts related with.

As of December 31, 2009, the fair value of derivative hedging instruments was US$6,843,000, which is presented in the “Hedging derivative financial instruments” caption of the consolidated balance sheet (US$1,468,000 and US$5,375,000 current and noncurrent portion, respectively).

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Statistical data (unaudited)

The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the three and nine-month periods ended September 30, 2010 and 2009 are as follows:

(a)	Volumes sold (metallic content):

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009

Gold	113,431 OZ	106,375 OZ	316,670 OZ	304,247 OZ
Silver	4,227,559 OZ	3,756,801 OZ	9,727,045 OZ	11,567,549 OZ
Lead	8,335 TM	7,367 TM	19,218 TM	21,819 TM
Zinc	13,776 TM	17,496 TM	34,961 TM	48,381 TM
Copper	1,581 TM	2,020 TM	5,912 TM	5,499 TM

(b)	Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2010	2009	2010	2009
	US$	US$	US$	US$

Gold	1,243.06 /OZ	968.82 /OZ	1,192.59 /OZ	937.34 /OZ
Silver	19.15 /OZ	15.03 /OZ	18.33 /OZ	14.26 /OZ
Lead	2,076.01 /TM	1,979.69 /TM	2,046.28 /TM	1,644.99 /TM
Zinc	2,017.09 /TM	1,750.74 /TM	2,040.91 /TM	1,509.13 /TM
Copper	7,435.68 /TM	5,871.24 /TM	7,135.32 /TM	5,024.33 /TM

14.	Explanation added for English language translation

The accompanying consolidated financial statements are presented based on accounting principles generally accepted in Peru.  Certain accounting practices applied by the Company that comprise generally accepted accounting principles in Peru may differ in certain respects from generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 24, 2010